SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR GROWS TO 58 MILLION PASSENGERS IN 2008

8 MILLION ADDITIONAL PASSENGERS OPT FOR RYANAIR’S GUARANTEED

LOWEST FARES AND NO FUEL SURCHARGES

Ryanair, Europe’s largest low fares airline, today (Tuesday, 6th January 2009) announced that it carried almost 58 million passengers in the calendar year 2008, an increase of over 8 million passengers (18%) on its 2007 traffic. Ryanair capped off an extraordinary year of growth by carrying 4.4 million passengers in December, an 11% increase over December 2007.

Ryanair carried over 5 million passengers in one month for the first time in May while August was Ryanair’s busiest month with over 5.7million passengers snapping up one of its guaranteed lowest fares and no fuel surcharges seats.

Ryanair called on passengers to continue to take advantage of its guaranteed lowest fares and no fuel surcharges by securing one of its 1 MILLION €5 seats which are available for booking on www.ryanair.com until Sunday midnight, for travel in January, February and March.

Ryanair’s Stephen McNamara said:

“Ryanair continues to attract millions of passengers with our guaranteed lowest fares and no fuel surcharges while also delivering Europe’s number one on time performance, fewest lost bags and least cancelled services. We are delighted with our 8 million traffic growth in 2008 and aim to carry over 65 million passengers in 2009 as more passengers chose Ryanair’s guaranteed lowest fares in tougher economic times.

"
Ryanair's
1 Million €5 flights

for travel in January, February and March are sure to be snapped up so we urge passengers to log on to
www.ryanair.com
 and continu
e to take part in the travel
revolution which has seen millions
of passengers
turn their back on high cost, fuel surcharging
airlines
 with dismal service performance
and opt
for
 Ryanair's guaranteed lowest fares, no fuel surcharges and
unrivalled
performance
"
.

The following are Ryanair’s passenger and load factor statistics for December 2008:

	Dec 07	Dec 08	Increase	12 mth to 31 Dec 08
Passengers (m) [1]	3.95m	4.37m	+11%	57.7M
Load Factor [2]	79%	79%	-	81.5%

1.     Represents the number of earned seats flown by Ryanair.

2.     Represents the number of pax as a proportion of total seats available to pax.

Ends.                                                    Tuesday, 6th January 2009

For further information:
Stephen McNamara                          Pauline McAlester
Ryanair                                              Murray Consultants
Tel: 00 353 1 812 1271                     Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  06 January, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director